05011801

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

3rd October 2005

SUPPL

SEC MAIL PROCESSING
RECEIVED
OCT 12 2005
WASH, D.C. 185 SECTION

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Announcement dated 30 September 2005 in connection with the Connected Transaction of the Company in duplicate for your files.

PROCESSED
OCT 19 2005
THOMSON
FINANCIAL

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

Encl.
AC/kh

新世界發展有限公司
New World Development Company Limited
(Incorporated in Hong Kong with limited liability)

(stock code : 0017)

CONNECTED TRANSACTION ANNOUNCEMENT

On 29 September 2005, the Company and the Purchaser, a direct wholly-owned subsidiary of the Company, entered into the Agreement with the Vendor and the Guarantors whereby the Vendor conditionally agreed to sell and the Purchaser conditionally agreed to purchase the Sale Shares and the Sale Loan at the Consideration of HK$614,600,000 (subject to adjustments) upon the terms and conditions therein contained.

The Vendor is beneficially and substantially owned by Yeung Sai Hong, who is a substantial shareholder and a director of certain non-wholly owned subsidiaries of the Company. Accordingly, the Transaction constitutes a connected transaction for the Company under Chapter 14A of the Listing Rules and is subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules but is exempt from the independent shareholders' approval requirement, given that all of the percentage ratios under Rule 14.07 of the Listing Rules are less than 2.5%.

THE AGREEMENT

Date

29 September 2005

Parties

Vendor:	Winteam Holdings Limited, an investment holding company incorporated in the British Virgin Islands and is beneficially and substantially owned by the Guarantors
Guarantors:	Yeung Sai Hong and Yeung Kwok Sang as the Vendor's guarantors
Purchaser:	Melowell Investment Limited, a wholly-owned subsidiary of the Company
Purchaser's guarantor:	the Company

Assets to be acquired

(1) Sale Shares, representing 70% of the entire issued share capital of China Step, to be sold free from all encumbrances.

(2) Sale Loan, being 70% of all amounts, including principal and interest, owing by China Step to the Vendor and/or its nominee as at Completion, to be assigned free from all encumbrances.

Consideration

HK$614,600,000, subject to adjustments as provided for in the Agreement, of which:

(1) the consideration of the Sale Shares is the difference between the Consideration and the Loan Consideration and in case the Sale Loan exceeds the Consideration, US$70 (or equivalent to about HK$546); and

(2) the Loan Consideration is an amount equivalent to the Sale Loan, and in case the Sale Loan exceeds the Consideration, the amount equivalent to the Consideration less US$70 (or equivalent to about HK$546).

Payment terms

The Consideration shall be payable by the Purchaser to the Vendor in cash in the following manner:

(1) a deposit in the sum of HK$122,920,000 has been paid upon the signing of the Agreement; and

(2) the balance of the Consideration (subject to adjustments as provided for in the Agreement) shall be paid upon Completion.

Conditions precedent

Completion shall be subject to, inter alia, the following conditions:

(1) the Vendor having proved, given and shown a good title to the Properties in accordance with Section 13 of the Conveyancing and Properties Ordinance (Chapter 219 of the Laws of Hong Kong);

(2) the Purchaser being satisfied with its due diligence review of the legal and financial affairs of the China Step Group at least 7 days before the date of Completion; and

(3) the representations, warranties and undertakings given by the Vendor as set out in the Agreement remaining true and accurate in all respects and not misleading in any respect as at the date of Completion.

The Purchaser may waive any of the conditions at any time before Completion by notice in writing to the Vendor, and such waiver may be subject to such terms and conditions as determined by the Purchaser.

If any of the conditions has not been fulfilled (or waived by the Purchaser) on or before 25 November 2005 or such later date as the Vendor and the Purchaser may agree in writing, the Purchaser may rescind the Agreement by giving written notice thereof to the Vendor whereupon the provisions of the Agreement shall from such date have no further force and effect and no party shall have any liability under them (without prejudice to the rights of the parties in respect of any antecedent breaches and provided that the said deposit of HK$122,920,000 shall be returned to the Purchaser forthwith).

Completion

Completion will take place on or before 25 November 2005.

BASIS OF DETERMINING CONSIDERATION

The Consideration has been arrived at after arm's length negotiation between the parties after taking into account a number of factors including, among other things, the current market value of the properties in the same area of the Properties and the parties' estimated market value and future development potential of the Land, and is on normal commercial terms. The Directors, including the independent non-executive Directors, believe that the terms of the Transaction including the Consideration are fair and reasonable and are in the interest of the Company and its shareholders as a whole.

The Consideration will be financed by the Company's internal resources.

INFORMATION ON THE CHINA STEP GROUP

China Step was incorporated in the British Virgin Islands on 6 July 2005 and, as at the date hereof, is wholly-owned by the Vendor. After Completion, China Step will be owned as to 30% by the Vendor and 70% by the Purchaser. The China Step Group is principally engaged in the investment, holding and development of the Land. The China Step Group is the registered owner of the Owned Properties and has entered into property purchase agreements for the acquisition of the Other Properties. Since China Step was only incorporated on 6 July 2005, no profit and loss account for the past two years is available. Based on the financial statements of China Step provided by the Vendor, as at 23 September 2005, the unaudited consolidated total asset value and the unaudited consolidated net asset value (excluding the loan owing to its shareholder or its nominee) of China Step were approximately HK$182 million and approximately HK$93 million respectively, and the loan advanced by its shareholder or its nominee to China Step was about HK$93 million. The original costs of purchase of the Owned Properties was about HK$146.5 million and the Owned Properties were acquired by the subsidiaries of China Step from January 2005 to April 2005.

Upon Completion, the Purchaser and the Company will enter into the Shareholders' Agreement with the Vendor and the Guarantors to regulate their respective rights and obligations in relation to the China Step Group. The Purchaser and the Vendor shall have the right to nominate 4 and 2 representatives respectively to the board of directors of China Step. All investment amounts to be made by the China Step Group for the development of the Land will be financed by external loans to be arranged by the China Step Group. As at the date hereof, the investment amounts are not certain as the development plan of the Land has not yet been finalised.

INFORMATION OF THE PROPERTIES

The Properties are located in Villa Splendor, Nos. 9-12 Chun Fai Terrace, Hong Kong and are for residential use. The site area of the Land is about 1,193 square metres and the saleable area of the Owned Properties is about 1,432 square metres. It is the intention of the China Step Group that after its acquisition of the Remaining Unit, the China Step Group will, subject to all relevant approvals being obtained, proceed to redevelop the Land by building and constructing a new residential development thereon.

The book value of the Owned Properties as at 23 September 2005 was approximately HK$146.5 million. No valuation of the Land and/or the Properties has been conducted on behalf of the Purchaser.

REASONS FOR THE TRANSACTION

Property investment and development is one of the core businesses of the NWD Group. The acquisition of 70% interest in China Step which owns the Owned Properties and, subject to completion of the property purchase agreements, the Other Properties is consistent with the core business of the NWD Group. The Directors, including the independent non-executive Directors, considered that the Transaction which is on normal commercial terms would enable the NWD Group to replenish its landbank for future development on normal commercial terms and is in the interest of the NWD Group.

GENERAL

The NWD Group is principally engaged in property development, property investments, hotel and infrastructure investments, services, telecommunications and technology business.

The Vendor is beneficially and substantially owned by Yeung Sai Hong, who is a substantial shareholder and a director of certain non-wholly owned subsidiaries of the Company. Accordingly, the Transaction constitutes a connected transaction for the Company under Chapter 14A of the Listing Rules and is subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules but is exempt from the independent shareholders' approval requirement, given that all of the percentage ratios under Rule 14.07 of the Listing Rules are less than 2.5%.

DEFINITION

"Agreement"	the conditional agreement for sale and purchase of the Sale Shares and the Sale Loan dated 29 September 2005 made between the Vendor, the Guarantors, the Purchaser and the Company
"China Step"	China Step Limited, a company incorporated in the British Virgin Islands and is a wholly-owned subsidiary of the Vendor as at the date of the Agreement
"China Step Group"	China Step and its subsidiaries
"Company"	New World Development Company Limited, the shares of which are listed on the main board of the Stock Exchange
"Completion"	completion of the Agreement in accordance with its terms
"Consideration"	HK$614,600,000 (subject to adjustments as provided for in the Agreement), being the aggregate consideration payable by the Purchaser to the Vendor for the acquisition of the Sale Shares and the Sale Loan
"Directors"	the directors of the Company
"Estate"	Villa Splendor, Nos. 9-12 Chun Fai Terrace, Hong Kong
"Guarantors"	Yeung Sai Hong and Yeung Kwok Sang
"Land"	all that piece or parcel of ground registered in the Land Registry as Section A of Inland Lot No. 3565, on which the Properties are situated
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Loan Consideration"	an amount equivalent to the Sale Loan, and in case the Sale Loan exceeds the Consideration, the amount equivalent to the Consideration less US$70 (or equivalent to about HK$546)
"NWD Group"	the Company and its subsidiaries
"Other Properties"	Ground Floor of Block 3, 2nd Floor of Block 4 and Parking Spaces Nos. 5 and 8 of the Estate
"Owned Properties"	1st Floor and 2nd Floor of Block 1, Ground Floor, 1st Floor and 2nd Floor of Block 2, 1st Floor and 2nd Floor of Block 3, Ground Floor and 1st Floor of Block 4 and Parking Spaces Nos. 1, 2, 3, 6, 7, 10, 12 and 13 of the Estate
"Properties"	the Owned Properties and the Other Properties
"Purchaser"	Melowell Investment Limited, a company incorporated in the British Virgin Islands and is a wholly-owned subsidiary of the Company
"Remaining Unit"	Ground Floor of Block 1 and Parking Space No. 14 of the Estate
"Sale Loan"	being 70% of all amounts, including principal and interest, owing by China Step to the Vendor and/or its nominee as at Completion
"Sale Shares"	70% of the entire issued share capital of China Step
"Shareholders' Agreement"	the agreement to be signed between, inter alia, the Vendor and the Purchaser in relation to the China Step Group upon Completion
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transaction"	the acquisition of the Sale Shares and the Sale Loan by the Purchaser from the Vendor pursuant to the Agreement and the performance of the transactions contemplated under the Agreement
"Vendor"	Winteam Holdings Limited, a private limited company incorporated in the British Virgin Islands and is beneficially and substantially owned by the Guarantors

Translation of United States dollars into Hong Kong dollars is based on the exchange rate of US$1 to HK$7.80.

By Order of the Board of
New World Development Company Limited
Leung Chi-Kin, Stewart
Company Secretary

Hong Kong, 30 September 2005

As at the date of this announcement, (a) the executive Directors are Dato' Dr. Cheng Yu-tung, Dr. Cheng Kar-shun, Henry, Dr. Sin Wai-kin, David, Messrs. Liang Chong-hou, David and Leung Chi-kin, Stewart; (b) the non-executive Directors are Messrs. Cheng Yue-pui, Cheng Kar-shing, Peter, Chow Kwai-cheung, Ho Hau-hay, Hamilton and Liang Cheung-biu, Thomas, and (c) the independent non-executive Directors are Lord Sandberg, Michael, Mr. Yeung Ping-leung, Howard, Dr. Cha Mou-sing, Payson (alternate director to Dr. Cha Mou-sing, Payson: Mr. Cha Mou-zing, Victor) and Mr. Lee Luen-wai, John.